Pricing Supplement	Filed Pursuant to Rule 424(b)(2)
(To the Prospectus dated September 21, 2005,	Registration No. 333-126811
Prospectus Supplement dated September 22, 2005 and the	October 23, 2006
Product Supplement dated June 7, 2006)

BARCLAYS BANK PLC

Barclays Reverse Convertible NotesSM	All Asset Classes Under One RoofSM

Terms used in this pricing supplement are described or defined in the product supplement and prospectus supplement. The Notes offered will have the terms described in the product supplement, prospectus supplement and the prospectus, as supplemented by this pricing supplement. THE NOTES DO NOT GUARANTEE ANY RETURN OF PRINCIPAL AT MATURITY.

The reference asset below is in the form of a Linked Share and represents the Note offering. The purchaser of a Note will acquire a security linked to a single Linked Share (not a basket or index of Linked Shares). The following terms relate to the Note offering:

Issuer:	Barclays Bank PLC

Issue date:	October 25, 2006

Initial valuation date:	October 20, 2006

Final valuation date:	January 19, 2007

Maturity date:	January 24, 2007

Initial price:	$98.79

Final price:	Closing price of the Linked Share on the final valuation date.

Protection price:	$79.03

Interest payment dates:	Paid monthly in arrears on the same day of the month as the issue date (except for the final month, which shall be paid on the maturity date) and calculated on a 30/360 basis, commencing the month following the issue date and ending on the maturity date.

Initial public offering price:	100%

Tax allocation of coupon rate:

Deposit income:	5.18%

Put premium:	9.32%

Linked Share	Page Number	Ticker Symbol	Principal Amount	Coupon Rate per annum	Protection Level	Percentage Proceeds to Issuer	Aggregate Proceeds to Issuer	Percentage Discount or Commission	Aggregate Discount or Commission	Note Issuance #	CUSIP/ISIN
PHELPS DODGE CORPORATION	PS-5	PD	$1,000,000	14.50%	80%	98.40%	$984,000	1.60%	$16,000	E-143	06738C PD 5 /US06738CPD55

See “ Risk Factors” in this pricing supplement and beginning on page PS-2 of the product supplement for a description of risks relating to an investment in the Notes.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

GENERAL TERMS FOR THE

NOTES OFFERING

This pricing supplement relates to a Note offering, linked to a Linked Share. The purchaser of a Note will acquire a security linked to the single individual Linked Share (not to a basket or index of Linked Shares) identified on the cover page. Although the Note offering relates only to the individual Linked Share identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Linked Share or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus, prospectus supplement and product supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the product supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes. The prospectus, prospectus supplement and product supplement may be accessed on the SEC Web site at www.sec.gov as follows: http://www.sec.gov/Archives/edgar/data/312070/000119312506125567/d424b2.htm.

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page PS-2 of the product supplement as the following highlights some, but not all, of the risk considerations relevant to investing in the Notes.

Suitability of Notes for Investment – You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the product supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

No Principal Protection – The principal amount of your investment is not protected and you may receive less, and possibly significantly less, than the amount you invest.

Return Limited to Coupon – Your return is limited to the coupon payments. You will not participate in any appreciation in the value of the Linked Share.

No Secondary Market – Upon issuance, the Notes will not have an established trading market.

Antidilution – Following certain corporate events relating to the Linked Share, you will receive at maturity, cash or a number of shares of the securities of a successor corporation to the company underlying the Linked Share, based on the closing price of such successor’s common stock. Other corporate events may cause an early acceleration of your Note. The calculation agent is not required to make an adjustment for every corporate event that can affect the Linked Share. If an event occurs that is perceived by the market to dilute the Linked Share but that does not require the calculation agent to adjust the amount of the Linked Share payable at maturity, the market value of the Notes and the amount payable at maturity may be materially and adversely affected.

Taxes – We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option. Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes. However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. See “Certain U.S. Federal Income Tax Considerations” below.

SUMMARY

Principal Payment at Maturity

A $1,000 investment in the Notes will pay $1,000 at maturity unless: (a) the final price of the Linked Share is lower than the initial price of the Linked Share; and (b) between the initial valuation date and the final valuation date, inclusive, the closing price of the Linked Share on any day is below the protection price.

If the conditions described in (a) and (b) are both true, at maturity you will receive at our election, instead of the full principal amount of your Notes, either (i) the physical delivery amount (fractional shares to be paid in cash in an amount equal to the fractional shares multiplied by the final price), or (ii) a cash amount equal to the principal amount you invested reduced by the percentage decrease in the price of the Linked Share.

If you receive shares of the Linked Share in lieu of the principal amount of your Notes at maturity, the value of your investment will approximately equal the market value of the shares of the Linked Share you receive, which could be substantially less than the value of your original investment. You may lose some or all of your principal if you invest in the Notes.

Interest

The Notes will bear interest, if any, from the issue date or another date as specified on the front cover at the coupon rate specified on the front cover. The interest paid, if any, will include interest accrued from the issue date or another date as specified on the front cover or the prior interest payment date, as the case may be, to, but excluding, the relevant interest payment date or repayment date. No interest will accrue and be payable on your Notes after the maturity date specified on the front cover if such maturity date is extended or if the final valuation date is extended. See “Specific Terms of the Notes–Regular Record Dates for Interest” in the product supplement.

Physical Delivery Amount

The physical delivery amount will be calculated by the calculation agent by dividing the principal amount of your Notes by the initial price of the Linked Share. The physical delivery amount, the initial price of the Linked Share and other amounts may change due to stock splits or other corporate actions. See “Share Adjustments Relating to Notes With an Equity Security As the Reference Asset” in the product supplement.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider, among other things, the matters set forth in “Certain U.S. Federal Income Tax Considerations” in the product supplement. In the opinion of Cadwalader, Wickersham & Taft LLP, special U.S. tax counsel to us, the following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. We also intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes. Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations–Tax Treatment of U.S. Holders–Tax Treatment of the Deposit on Notes with a Term of One Year of Less” in the accompanying product supplement for certain U.S. federal income tax considerations applicable to short-term obligations.

On the cover page we have determined the yield on the Deposit and the Put Premium, as described in the section of the accompanying product supplement called “Certain U.S. Federal Income Tax Considerations.” If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ. We do not plan to request a ruling from the IRS regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.

LINKED SHARE ISSUER AND LINKED SHARE INFORMATION

We urge you to read the section “Reference Asset Sponsor or Issuer and Reference Asset Information” in the accompanying product supplement. Companies with securities registered under the Securities Exchange Act are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC electronically can be accessed through a website maintained by the SEC. The address of the SEC’s website is http://www.sec.gov. Information provided to or filed with the SEC pursuant to the Securities Exchange Act by the company issuing the Linked Share can be located by reference to the Linked Share SEC file number specified below.

The summary information below regarding the company issuing the stock comprising the Linked Share comes from the issuer’s SEC filings and has not been independently verified by us. We do not make any representations as to the accuracy or completeness of such information or of any filings made by the issuer of the Linked Share with the SEC. You are urged to refer to the SEC filings made by the issuer and to other publicly available information (such as the issuer’s annual report) to obtain an understanding of the issuer’s business and financial prospects. The summary information contained below is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Description of Hypothetical Examples

The Table of Hypothetical Values at Maturity below, based on the assumptions outlined for the Linked Share, demonstrates the return that you would have earned from (i) an investment in the Notes compared to (ii) a direct investment in the Linked Share, based on certain percentage changes between the initial price and final price of the Linked Share (prior to the deduction of any applicable brokerage fees or charges).

In the Table of Hypothetical Values at Maturity some amounts are rounded and actual returns may be different. The following is a general description of how the hypothetical values in the table were determined.

On the final valuation date, the final price of the Linked Share is determined.

If the final price of the Linked Share is at or above its initial price, you will receive a payment at maturity of $1,000, regardless of whether the protection price was ever reached or breached during the term of the Notes.

If the final price of the Linked Share is below its initial price but the closing price of the Linked Share never fell below the protection price during the term of the Notes, you will receive a payment at maturity of $1,000.

If the final price of the Linked Share is below its initial price and the closing price of the Linked Share fell below the protection price during the term of the Notes, you will receive, at our election, either (a) a number of shares equal to the physical delivery amount, plus a cash amount equal to the fractional shares multiplied by the final price or (b) the cash amount equal to the principal amount that you invested reduced by the percentage decrease in the price of the Linked Share.

In any case, you would also have received the interest payments during the term of the Notes. Since the reinvestment rate for each coupon payment is assumed to be 0.00%, assuming no change in the closing price of the Linked Share from the initial valuation date to the final valuation date, if the coupon yield on the Notes exceeds the dividend yield on the Linked Share, the total return on the Notes would be higher relative to the total return of an investment in the Linked Share.

If you had invested directly in the Linked Share for the same period, you would have received total cash payments representing the number of shares of the Linked Share you could have purchased with your $1,000 investment on the initial valuation date (assuming you could invest in fractional shares) multiplied by the final price of the Linked Share. In addition, investors will realize a payment in respect of dividends which will equal the dividend yield multiplied by the $1,000 investment. Investors should realize that for purposes of these calculations the dividend yield is calculated as of the initial date and is held constant regardless of the final level of the Linked Share.

Since the reinvestment rate for any dividend payment is assumed to be 0.00%, assuming no change in the closing price of the Linked Share from the initial valuation date to the final valuation date, if the coupon rate on the Notes was less than the dividend yield on the Linked Share, the total return on the Notes would be lower relative to the total return of an investment in the Linked Share.

In each instance, the percentage gain or loss from an investment in the Notes and a direct investment in the Linked Share is set forth below in the Table of Hypothetical Values at Maturity.

PHELPS DODGE CORPORATION

According to publicly available information, PHELPS DODGE CORPORATION (the “Company”) engages in the production of copper, molybdenum, molybdenum-based chemicals, and continuous-cast copper rod worldwide. The Company has two divisions, Phelps Dodge Mining Company (PDMC) and Phelps Dodge Industries (PDI). The PDMC division has five copper production segments in the United States and three copper production segments in South America. These segments include open-pit mining, underground mining, sulfide ore concentrating, leaching, solution extraction, and electrowinning. PDMC’s Manufacturing segment consists of conversion facilities, including smelters, refineries, and rod mills. The PDI division consists of the Wire and Cable segment. The Wire and Cable segment manufactures magnet wire, copper, and aluminum energy cables; specialty conductors; and other products.

The Linked Share’s SEC file number is 001-00082.

Historical Performance of the Linked Share

The following table sets forth the high and low intraday prices, as well as end-of-quarter closing prices, during the periods indicated below. We obtained the historical trading price information set forth below from Bloomberg, L.P., without independent verification.

Quarter/Period Ending	Quarterly High	Quarterly Low	Quarterly Close
September 28, 2001	$20.92	$12.87	$13.75
December 31, 2001	$18.63	$13.15	$16.20
March 29, 2002	$21.26	$15.25	$21.05
June 28, 2002	$21.05	$16.75	$20.60
September 30, 2002	$21.00	$12.34	$12.82
December 31, 2002	$16.93	$11.45	$15.83
March 31, 2003	$18.38	$15.06	$16.24
June 30, 2003	$19.89	$15.29	$19.17
September 30, 2003	$25.40	$18.63	$23.40
December 31, 2003	$39.71	$23.52	$38.05
March 31, 2004	$45.26	$35.43	$40.83
June 30, 2004	$42.40	$29.90	$38.76
September 30, 2004	$46.87	$34.90	$46.02
December 31, 2004	$50.78	$40.26	$49.46
March 31, 2005	$54.56	$45.01	$50.87
June 30, 2005	$51.72	$39.10	$46.25
September 30, 2005	$66.23	$45.88	$64.97
December 31, 2005	$74.63	$57.10	$71.94
March 31, 2006	$83.56	$65.14	$80.53
June 30, 2006	$102.80	$72.32	$82.16
September 29, 2006	$94.78	$75.08	$84.70
October 20, 2006*	$100.79	$76.31	$98.79

*	High, low and closing prices are for the period starting October 2, 2006 and ending October 20, 2006.

Hypothetical Examples

The following Table of Hypothetical Values at Maturity demonstrates the hypothetical amount payable at maturity based on the assumptions outlined below. Some amounts are rounded and actual returns may be different. See section “Description of Hypothetical Examples” above.

Assumptions:

•	Investor purchases $1,000 principal amount of Notes on the initial valuation date at the initial public offering price and holds the Notes to maturity.

•	No market disruption events, antidilution adjustments, reorganization events or events of default occur during the term of the Notes.

Linked Share:	PD.
Initial price:	$98.79.
Protection level:	80%.
Protection price:	$79.03.
Physical delivery amount:	10 shares.
Physical Calculation:	$1000/Initial Price
Fractional shares:	0.122482 shares.
Coupon:	14.50% per annum.
Maturity:	January 24, 2007.
Dividend yield:	7.36% per annum.
Coupon amount per month:	$12.08.

Table of Hypothetical Values at Maturity

	3- Month Total Return
Final Level (% Change)	Investment in the Notes		Direct Investment in the Linked Shares*
+ 100%	3.63%		101.84%
+ 90%	3.63%		91.84%
+ 80%	3.63%		81.84%
+ 70%	3.63%		71.84%
+ 60%	3.63%		61.84%
+ 50%	3.63%		51.84%
+ 40%	3.63%		41.84%
+ 30%	3.63%		31.84%
+ 20%	3.63%		21.84%
+ 10%	3.63%		11.84%
+ 5%	3.63%		6.84%
0%	3.63%		1.84%

	Protection Price Ever Breached?
	NO	YES
- 5%	3.63%	-1.37%	-3.16%
- 10%	3.63%	-6.37%	-8.16%
- 20%	3.63%	-16.37%	-18.16%
- 30%	N/A	-26.37%	-28.16%
- 40%	N/A	-36.37%	-38.16%
- 50%	N/A	-46.37%	-48.16%
- 60%	N/A	-56.37%	-58.16%
- 70%	N/A	-66.37%	-68.16%
- 80%	N/A	-76.37%	-78.16%
- 90%	N/A	-86.37%	-88.16%
- 100%	N/A	-96.37%	-98.16%

*	Assumes a pro rata portion of the annual dividend is paid out during the term of the Notes.